Exhibit 3.1

With respect to the approval by the Company’s stockholders of the 2018 Stock Incentive Plan, the requirement set forth in Section 2.7 of the Company’s Bylaws that any action required or permitted to be taken by the stockholders of the Company must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders is hereby waived.